September 26, 2007

Mail Stop 3561

By U.S. Mail and facsimile at 736.542.0500.

Mr. Thomas C. Tiller
Chief Executive Officer
Polaris Industries Inc.
2100 Highway 55
Medina, Minnesota 55340

> **Re:** **Polaris Industries Inc.**
> **Definitive 14A**
> **Filed April 1, 2007**
> **File No. 001-11411**

Dear Mr. Tiller:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 9

1. Please more fully disclose the functions performed by your compensation consultants. Your disclosure should address, for each compensation consultant, the nature and scope of their assignment, including their role in determining and recommending compensation and any other material elements of the consultants' functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

2. You indicate that the committee may delegate to "senior management" the authority to approve certain equity awards. Please identify the persons encompassed by the term "senior management." Refer to Item 402(b)(2)(xv) of Regulation S-K.

Certain Relationships and Related Transactions, page 11

3. Please provide the specific disclosure required by Item 404 of Regulation S-K.

Election of Directors, page 15

4. We note that, regarding Mr. Van Dyke, you have not included the additional disclosure specified in Regulation S-K Item 407(c)(2)(vii) regarding nominees for director that at the time of their nomination are not directors standing for re-election or are executive officers. Please include this disclosure, when required, in your proxy statement. See Question 3.02 of Item 407 Compliance Disclosure and Interpretations available on our website.

Factors Considered in Determining Compensation, page 28

5. Your disclosure indicates that you benchmark your compensation against both public and private companies. While you have identified the public benchmark companies, please also disclose the private benchmark companies. If you have benchmarked different elements of your compensation against different benchmarking groups, please disclose the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, to the extent actual compensation was outside of the disclosed targeted percentile ranges, please explain why.

6. Please analyze how the compensation committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers.

Elements of Executive Compensation, page 31

7. Throughout your Compensation Discussion and Analysis, and as to each compensation element, please provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, explain why the target percentages among the named executive officers differ and why negative discretion under the Senior Executive Plan was exercised for only two of your five named executive officers. As another example, it appears that you have not disclosed the specific bases upon which the size of each grant was determined for awards under your stock option plan and restricted stock plan. Although your disclosure provides some general information relating to these forms of compensation, please provide more detailed analysis and insight into how the committee makes actual payout determinations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Please disclose the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

8. You provide limited discussion and analysis of the effect of individual performance on the different elements of compensation (such as base salary and annual and long-term incentive compensation) despite disclosure suggesting it is a significant factor considered by the committee. Please provide additional disclosure analyzing how individual performance contributed to actual 2006 compensation for the named executive officers. For example, with respect to the Senior Executive Plan, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

9. We note that you have disclosed your performance targets for the annual and long-term performance periods ending in 2005 and 2006. We also note that targets are set by the committee in January of each year. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Accordingly, please disclose your post-2006 targets, to the extent they are known. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how

likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Senior Executive Annual Incentive Compensation Plan, page 31

10. On page 42, you indicate that performance objectives may be set based upon several different criteria, ranging from operating income to customer satisfaction. Please add disclosure discussing why you have in recent years selected earnings per share as the relevant measure for performance, rather than the other business criteria listed. Please clarify whether there were any other factors or criteria used in determining actual incentive compensation for each named executive officer.

Summary Compensation Table, page 38

11. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation of Mr. Tiller differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be disclosed on an individualized basis.

Payments Made Upon Change in Control, page 49

12. Where appropriate, please disclose the processes and procedures by which the company determined the size and features of the termination and severance packages of its named executive officers. In addition, please disclose in your Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.

13. The descriptions of the employment and change in control agreements starting on page 53 is somewhat dense and relies too heavily on the use of legalistic and boilerplate descriptions of many of the terms of the agreements. Please provide concise disclosure of the material concepts that underlie these agreements and present your disclosure in a fashion that is readily understandable and that fits within your overall compensation discussion. Refer to Section VI of Commission Release 33-8732.

<u>Director Compensation, page 56</u>

14. Disclose all assumptions made in the valuation of awards in the option awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor